Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of August 31, 2009

The following interim financial information of CorpBanca as of August 31, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4.708.353
Total assets	5.782.987

Current accounts and demand deposits	413.333
Time deposits and savings accounts	3.202.563
Borrowings from financial institutions	402.815
Debt issued	754.089

Equity	491.212

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	195.911
Provisions for loan losses	(50.281)
Operating expenses	(86.641)

Operating income	58.989
Income attributable to investments in other companies	434

Income before taxes	59.423
Income taxes	(9.544)

Net income for the period	49.879

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer